Mail Stop 0510

      June 9, 2005


Via U.S. mail and facsimile


Mr. Laurie Tugman
President and Chief Executive Officer, Marsulex, Inc.
111 Gordon Baker Road, Suite 300,
Toronto, Ontario, Canada M2H 3R1


	RE:	Form 20-F for the fiscal year ended December 31, 2004
			File No. 333-09410


Dear Mr. Tugman:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

      If you have any further questions regarding our review of
your
filings, please direct them to Marie Trimeloni, Staff Accountant, at
(202) 551-3734 or Jeanne Baker, Assistant Chief Accountant, at
(202)
551-3691.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE